February 20, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. II
317 University Ave, Suite 200
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp. II
           Draft Registration Statement on Form S-1
           Submitted January 31, 2020
           CIK 0001801169

Dear Mr. Palihapitiya:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted January 31, 2020

Financial Statements, page F-1

1. How did you determine it would be appropriate to include unaudited interim results as of
       January 21, 2020 and for the period from January 1, 2020 through January 21, 2020.
 Chamath Palihapitiya
FirstName LastNameChamath Palihapitiya II
Social Capital Hedosophia Holdings Corp.
Comapany NameSocial Capital Hedosophia Holdings Corp. II
February 20, 2020
Page 2
February 20, 2020 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Gregg A. Noel